CANADIAN WESTERN BANK

04 MAR 22 7:21

March 9, 2004

82-4478

04010705

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA

Dear Mr. Dudek:

Attached are the following two releases from Canadian Western Bank for filing as required by Rule 12g3-2(b):

1. March 2, 2004 - Canadian Western Bank to Acquire HSBC Canadian Direct Insurance

2. March 4, 2004 - Canadian Western Bank Reports Solid First Quarter Earnings

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Yours truly,
CANADIAN WESTERN BANK

Darin R. Coutu, CA
Senior Assistant Vice-President
and Chief Accountant

DRC/wmf

dlw 3/22

Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6 Tel: 780.423.8888 Fax: 780.423.8897 www.cwbank.com

CANADIAN WESTERN BANK 20 YEARS BUILT ON RELATIONSHIPS

Think Western™

CANADIAN WESTERN BANK

HSBC

MAR 22 AM 7:21

2 March 2004

CANADIAN WESTERN BANK TO ACQUIRE HSBC CANADIAN DIRECT INSURANCE

Canadian Western Bank and HSBC Bank Canada have signed a letter of intent for Canadian Western Bank to acquire all of the shares of HSBC Canadian Direct Insurance Incorporated (Canadian Direct) for a cash payment of C$25.4 million. The transaction is expected to close in 4 to 6 weeks, subject to definitive documentation and regulatory approval.

Canadian Direct, a subsidiary of HSBC Bank Canada, offers property and casualty insurance directly to consumers in British Columbia and Alberta. Canadian Direct had C$105 million of balance sheet assets at 31 December 2003 and C$36 million of net earned premiums for the year then ended. The purchase price incorporates a 25 percent premium over book value and Canadian Western Bank expects the acquisition to be accretive to earnings in the current fiscal year.

The acquisition brings together Canadian Western Bank and Canadian Direct, two firms with a strong commitment to providing the highest customer service standards in their respective industries. It also creates a platform for both organizations to broaden their product and service offerings. The transition is expected to be essentially seamless, as Canadian Direct will continue to run as a stand-alone operation with no disruption to customers or employees.

Larry Pollock, President and Chief Executive Officer of Canadian Western Bank, said: "We are delighted to welcome senior management, employees and over 125,000 customers of Canadian Direct to the Canadian Western Bank Group. Canadian Direct registers a very high level of customer satisfaction and its people are of exceptional quality, making it an ideal fit with our Think Western brand and culture. We believe the potential for this company is excellent and we are very pleased to be adding another dimension to our financial services. Most notably, we anticipate that the addition of Canadian Direct will contribute substantially to the Bank's revenues, with other income expected to increase by more than fifty percent."

Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said: "HSBC Bank Canada was established in Vancouver in 1981 and has grown to become the 7th largest bank in the country. We are committed to providing excellent customer service and to growing our business in British Columbia and across Canada. After an extensive strategic review, we have decided to focus our resources on expanding our core business operations, which are integrated and national in nature. When we established Canadian Direct in 1996 as a stand-alone regional business, we believed that consumers wanted to save money, they wanted good service and they wanted a choice. We still believe that today. We would like to thank the employees of Canadian Direct and we have no doubt that they will be a key factor in the company's future development."

more…

Brian Young, President and Chief Executive Officer of Canadian Direct, said: "Being acquired by Canadian Western Bank is a winning situation for all parties involved. Employees are retained, customers continue to have a choice and Canadian Direct will carry on business under our current model, which has been key to our success. With its western Canadian footprint, commitment to customer care, reputation in the financial marketplace and strong familiarity with the regulatory environment of financial institutions, Canadian Western Bank is an ideal acquirer of Canadian Direct."

HSBC Bank Canada was advised on this transaction by HSBC Securities (Canada) Inc.

Notes to editors:

About the Canadian Western Bank Group
Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, personal loans and deposit and investment products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing. CWB Canadian Western Financial Ltd. offers a wide variety of Canada's leading mutual funds. The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see the Bank's website at www.cwbank.com.

About HSBC Bank Canada
HSBC Bank Canada (HSB.PR.A – TSX), a subsidiary of HSBC Holdings plc, is the leading international bank in Canada with more than 160 offices across the country. With over 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organizations. For more information about HSBC Bank Canada and its products and services, visit www.hsbc.ca.

About Canadian Direct Insurance
Canadian Direct commenced operations in British Columbia in 1996, offering auto insurance directly to customers through a customer focused, technologically advanced call centre. Operations were soon expanded to include home insurance and in 1999, a second call centre was opened in Alberta to serve that market. Canadian Direct maintains a leading claims loss ratio and is very proud of its excellent customer satisfaction rating. For more information about its operations see Canadian Direct's website at www.canadiandirect.com.

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Analysts' Conference Call:
Senior executives at Canadian Western Bank will comment on the acquisition during a conference call scheduled for today (Tuesday March 2, 2004) at 9:00 am ET (7:00 am MST). For access please call 416-913-8746 or toll-free at 1-800-814-4857. The call will also be broadcast live on the Bank's website, www.cwbank.com and will be archived on our website for 60 days. A replay of the conference call will be available until Tuesday March 16, 2004 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21040320#.

Media enquiries:

Canadian Western Bank

Larry Pollock
President and Chief Executive Officer
(780) 423-8829

Vicki Warwaruk
Senior Manager, Investor and Public Relations
(780) 441-3770

HSBC Bank Canada

Ernest Yee
Assistant Vice President, Public Affairs
(604) 641-2973

Sharon Wilks
Senior Manager, Public Affairs
(416) 868-3878

CANADIAN WESTERN BANK 04 MAR 22 7:21 News Release

For Immediate Release: Thursday March 4, 2004

Canadian Western Bank Reports Solid First Quarter Earnings
Net income growth of 5%
63rd consecutive profitable quarter
Declared quarterly dividend of $0.15 per share

First Quarter Highlights:

- Net income for the quarter was $9.9 million, up 5% over the same quarter last year and 3% over the previous quarter.
- Diluted earnings per share was $0.68 ($0.75 basic) this quarter, up slightly over $0.67 ($0.74 basic) in both the first and fourth quarters of 2003.
- Moved from semi-annual to quarterly dividends and the Board of Directors declared a quarterly dividend of $0.15 per common share.
- Total revenues were up 7% over the same quarter last year and 2% over the previous quarter.
- Loans totalled $3.6 billion, up 7% in the past year and unchanged from the previous quarter end.
- Credit quality remained strong and the provision for credit losses was consistent with prior periods at 25 basis points of average loans.
- Lower cost notice and demand deposits were up 47% over the same period last year and 12% over the previous quarter.
- The efficiency ratio (expenses as a percentage of total revenues) (teb) at 48.0% continued to lead the Canadian banking industry.
- Subsequent to quarter end, the acquisition of HSBC Canadian Direct Insurance Incorporated was announced (subject to regulatory approval and definitive documentation).

Edmonton, March 4, 2004 – Canadian Western Bank (TSX:CWB) today announced solid financial results for the first quarter.

"We achieved continued revenue growth and saw our second highest quarterly net income ever, despite the challenge of the low interest rate environment," said Larry Pollock, President and CEO of Canadian Western Bank. "Other income reached a record high due to continued enhancements and focus on retail and trust initiatives and our recently announced acquisition of Canadian Direct Insurance will further elevate growth in this area."

Mr. Pollock continued, "Our new loan deal flow is healthy. We are attracting more business and more customers everyday and the investment in our branch infrastructure will provide the facilities and environment to support future growth."

Strong Fundamentals
Canadian Western Bank's increased earnings were driven by revenue growth. Total revenues on a taxable equivalent basis (teb) were $34.5 million in the quarter, up 7% over one year ago and 2% over the previous quarter. Contributing to the increase was growth in net interest income (teb) of 8% over the past year and 1% over the previous quarter and growth in fee income of 4% over both periods. The increase in net interest income was due to loan growth and an improved net interest spread on loans.

The generation of strong loan growth is a key priority and over the past year loans grew $222 million (7%) to total $3.6 billion. In the first quarter, loans remained essentially level with the October 31, 2003 balance due to continued strong loan generation being offset by an increase in loan repayments. Certain real estate construction loans were repaid as expected, while energy loan balances were reduced as a result of capital market financings and continued positive cash flows in the industry. In addition, many of the Bank's long-standing customers are experiencing a period of stronger liquidity, which has contributed to an increase in their cash deposit balances held, but a decrease in their borrowing needs. The first quarter was highlighted by a strong net growth in the industrial lending sector.

The Bank's track record of strong credit quality and low credit losses continued in the quarter. The provision for credit losses remained consistent with prior periods at 25 basis points of average loans.

It is the Bank's ability to control costs that allows for the translation of revenue growth and stable credit quality into increased earnings. Canadian Western Bank's efficiency ratio (teb), which outperforms the Canadian banking industry, was 48.0% in the first quarter compared to 46.0% in the same period last year and 46.9% in the previous quarter. The first quarter ratio was not as strong as previous quarters, due in large part to the impact of the current branch development program.

Leveraging Core Profitability

Ongoing retail initiatives, which include branch development, product enhancements and targeted training, contributed to a 19% increase in average branch generated deposits over the same quarter last year, including a 32% increase in the lower cost notice and demand component. This deposit growth contributed to the Bank's net interest spread on loans (yield on loans less cost of deposits and subordinated debentures) improving to 2.76% this quarter from 2.72% in the same quarter last year. Branch generated deposits accounted for 56% of average total deposits in the quarter compared to 54% one year ago.

Focused Growth

Investment in the branch network is a key initiative that will support future growth in loans, branch deposits and related fee income. In the first quarter, the Bank's Red Deer, Grande Prairie, Winnipeg and Vancouver West Broadway branches were relocated. These new upgraded, highly visible premises offer a full range of products and service in Canadian Western Bank's signature Think Western® style. To further accommodate growth in customer demand, the Calgary Main branch is expanding and the Bank is in the final stages of opening a full service branch in St. Albert, Alberta as well as an industrial lending office in Prince George, British Columbia.

Canadian Western Trust (CWT) continues to be successful in expanding its operations and providing a greater contribution to non-interest revenues and lower cost notice deposits. Trust services fees increased 18% over the same quarter last year, while notice deposits were up 48%. Personal and corporate trust assets under administration now exceed $1.5 billion, an increase of 28% in the past year. Recently, CWT announced a partnership with AGF to offer mutual fund dealers and investment advisors AGF Trust's RSP loan program through a CWT self-directed RSP account. This partnership will provide CWT with added opportunities to expand its client base across Canada and generate additional fee income.

Sound Governance and Accountability

There have been several recent changes and proposed changes to securities legislation which are designed to restore investor confidence and enhance continuous disclosure obligations and the Bank is well advanced in their implementation. Strong and effective corporate governance has always been a priority and the Bank proactively monitors governance best practices and upcoming regulatory reforms. Recently, a special session was held for directors and executives on corporate governance best practices and the Bank's mandatory stock ownership requirements were adjusted to include executive officers in addition to directors.

Thinking Western

The Bank remains committed to building on the Think Western® philosophy and providing service in the responsive and friendly CWB manner. It is this brand of service that customers tell us differentiates us from our competitors.

Acquisition of Canadian Direct Insurance

On March 2, 2004, the Bank announced the acquisition of Canadian Direct Insurance (CDI). With a focus on the west, CDI provides direct auto and property insurance to over 125,000 customers. CDI's products and services complement and diversify CWB's banking and trust operations, and provide each organization with a platform to broaden offerings. The acquisition, which is subject to definitive documentation and regulatory approval, is scheduled to close in four to six weeks. It is anticipated that CDI will be accretive to earnings in the current fiscal year and contribute substantially to the Bank's revenues with other income balances expected to increase by more than fifty percent.

"Canadian Direct registers a very high level of customer satisfaction and its people are of exceptional quality, making it an ideal fit with our Think Western® brand and culture," noted Mr. Pollock. "We believe the potential for this company is excellent and we are very pleased to have acquired it when its market share and operations are reaching new thresholds."

Outlook

CWB has experienced a slow start to the year in terms of loan growth, however net income and total revenues are slightly ahead of the Bank's first quarter expectations. Strong growth in lower cost notice and demand deposits and record fee income offset the impact of the falling interest rates and increased loan repayments.

"Historically, even though we have seen the occasional quarter of slower growth, we have produced fourteen consecutive years of double-digit loan growth and have a five-year cumulative annual earnings growth rate of 15%, which is a demonstration of the strength of our business plan" said Larry Pollock.

The Bank remains optimistic that the annual targets are attainable, with the key objective being to maintain strong loan and branch deposit growth. New loan deal flow is healthy and the upgraded branches are expected to produce increased growth. Maintaining spreads is always a challenge in a low interest rate environment for the both the Bank and the financial industry in general. The recently announced acquisition of Canadian Direct Insurance is expected to contribute positively to fiscal 2004 revenues and net income.

The Board of Directors declared the Bank's first quarterly dividend of $0.15 per common share (previously paid semi-annually), payable on April 6, 2004 to shareholders of record on March 18, 2004.

Q1 Conference Call

The CWB conference call is scheduled for Thursday, March 4, 2003 at 4:30 p.m. ET (2:30 p.m. MT). Company executives will comment on the first quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-4853. It will be broadcast live on the Bank's website at www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until March 18, 2004 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21034702#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest publicly-traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see the company web site at www.cwbank.com.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Vicki Warwaruk
Senior Manager, Investor and Public Relations
(780) 441-3770
vicki.warwaruk@cwbank.com

If you would prefer to receive press releases via email please contact Wendy Funk (wendy.funk@cwbank.com).

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended **January 31 2004**	October 31 2003	January 31 2003	Change from January 31 2003
Results of Operations				
Net interest income (teb)	**$ 27,875**	$ 27,500	$ 25,833	8 %
Less teb adjustment	**801**	559	842	(5) %
Net interest income per financial statements	**27,074**	26,941	24,991	8 %
Total revenues (teb)	**34,503**	33,858	32,213	7 %
Total revenues	**33,702**	33,299	31,371	7 %
Net income	**9,857**	9,604	9,346	5 %
Return on common shareholders' equity	**12.1%**	12.3%	13.2%	(110) bp[1]
Return on average total assets	**0.89%**	0.91%	0.97%	(8) bp
Earnings per common share				
Basic	**$ 0.75**	$ 0.74	$ 0.74	1 %
Diluted	**0.68**	0.67	0.67	1 %
Efficiency ratio (teb)	**48.0%**	46.9%	46.0%	200 bp
Efficiency ratio	**49.2%**	47.7%	47.3%	190 bp
Net interest margin (teb)	**2.53%**	2.60%	2.68%	(15) bp
Net interest margin	**2.45%**	2.55%	2.60%	(15) bp
Provision for credit losses as a percentage of average loans	**0.25%**	0.25%	0.25%	- bp
Per Common Share				
Dividends	**$ 0.30**	$ 0.00	$ 0.23	30 %
Book value	**24.85**	24.32	22.45	11 %
Closing market value	**40.16**	39.95	26.05	54 %
Common shares outstanding (thousands)	**13,304**	13,002	12,707	5 %
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 4,402,488**	$ 4,343,972	$ 3,924,270	12 %
Loans	**3,597,206**	3,601,003	3,375,060	7 %
Deposits	**3,872,437**	3,819,750	3,496,445	11 %
Subordinated debentures	**114,987**	121,951	57,126	101 %
Shareholders' equity	**330,575**	316,231	285,222	16 %
Assets under administration	**1,535,255**	1,474,964	1,203,226	28 %
Capital Adequacy				
Tangible common equity to risk-weighted assets	**9.2%**	8.9%	8.7%	50 bp
Tier 1 ratio	**9.2%**	8.9%	8.7%	50 bp
Total ratio	**13.1%**	13.1%	11.1%	200 bp

(1) bp - Basis point change

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Management's Discussion and Analysis of Operations and Financial Condition

This management's discussion and analysis of operations and financial condition (MD&A) for the first quarter of fiscal 2004 should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2004, included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2003 included on pages 23 through 69 of the 2003 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2003 remain substantially unchanged.

Overview

The Bank achieved solid earnings in the first quarter of 2004, its 63rd consecutive quarter of profitability. Net income for the quarter was $9.9 million, up 5% over $9.3 million in the same quarter last year. The improvement was the result of growth in total revenues, partially offset by increases in non-interest expenses, including expenses associated with new branch infrastructure. The Bank's efficiency ratio continues to lead the Canadian banking industry. Credit quality remained strong and the provision for credit losses as a percentage of average loans was consistent with prior periods. Loan balances increased 7% in the past year, while lower cost demand and notice deposits were up 47% over one year ago.

Diluted earnings per share was $0.68 ($0.75 basic) this quarter, up slightly over $0.67 ($0.74 basic) in the same quarter last year. Return on assets was 0.89% compared to 0.97% for the first quarter of 2003.The decrease reflects a significant increase in liquidity (cash and securities balances) to accommodate a heavy deposit maturity time frame. These balances are expected to return to more normal levels in the second quarter. Return on common shareholders' equity was 12.1% compared to 13.2% for the same quarter last year.

First quarter net income was up 3% over the previous quarter earnings of $9.6 million due to increased other income and a lower effective income tax rate, offset by increased non-interest expenses. Loan balances were consistent with the previous quarter, while lower cost demand and notice deposits were up a strong 12% in quarter.

Total Revenues (teb)

Total revenues on a taxable equivalent basis (teb – see financial highlights for additional information), which are comprised of net interest income and other income, increased 7% to $34.5 million from $32.2 million in the same quarter last year.

Net Interest Income (teb)

Net interest income (teb) was $27.9 million, up 8% over $25.8 million in the same quarter last year. The increase was due to 15% growth in average interest earning assets partially offset by a decrease in the net interest margin (teb) to 2.53% this quarter from 2.68% in the same quarter last year. The decrease in margin was primarily due to a significant increase in the proportion of cash and securities, which averaged 17% of total assets in the quarter compared to 12% in the same quarter last year. Cash and securities, which are primarily held for liquidity purposes, earn a lower return than loans, which made up 82% of average total assets in the quarter. A majority of the investments held in the Bank's securities portfolio are currently short-term in duration and the current environment of falling interest rates reduced the yield generated by the portfolio. In the first quarter, the yield earned was 3.28% (teb) compared to 3.83% in the same quarter last year.

While the overall margin decreased, the net interest spread on loans (yield earned on loans less the cost of deposits and subordinated debentures), which excludes the impact of cash and securities, improved to 2.76% this quarter from 2.72% in the same quarter last year. The improvement in spread reflects the strong increase in average lower cost demand and notice deposits discussed below. In response to a decreasing interest rate environment, the sensitivity to a change in interest rates has been reduced to approximately one-quarter of what it was one year ago.

In comparison to the previous quarter, net interest income (teb) was up 1% as average loan balances remained consistent and the net interest spread on loans improved to 2.76% from 2.74%.

Other Income

Other income was a record $6.6 million in the first quarter, up 4% over the same quarter last year. Credit related fees were strong in the quarter and consistent with the same quarter last year at $3.4 million. Retail fees were up 8% over

one year ago due to volume increases and product enhancements. Trust services fees continue to be a strong growth area, with an increase of 18% over the same quarter last year.

In comparison to the previous quarter, other income was up 4% with increases in credit and trust fees offset by a decrease in gains on sale of securities.

As at January 31, 2004, unrealized gains in the securities portfolio totalled $3.4 million, compared to $2.7 million at the end of the prior quarter and $2.1 million one year ago.

Credit Quality

Credit quality remained strong. The first quarter provision for credit losses was consistent with prior periods at 25 basis points of average loans. Net new specific provisions, which reflect a $1.0 million decrease in the general allowance for credit losses, were $3.3 million this quarter primarily due to a $3.0 million provision on one commercial loan that became impaired in the period. In comparison, net new specifics were $1.4 million in the same quarter last year and $734,000 in the previous quarter.

Gross impaired loans were $24.8 million at quarter end, up from $22.2 million at October 31, 2003 and down from $34.8 million at January 31, 2003. The total allowance for credit losses (general and specific) represented 144% of gross impaired loans at the end of the quarter, compared to 159% at October 31, 2003 and 88% at January 31, 2003. Relative to risk-weighted assets, the general allowance was 74 basis points, compared to 78 basis points at the previous quarter end and consistent with January 31, 2003. More information on the allowance for credit losses is provided in Note 3 to the interim consolidated financial statements.

External factors that may impact western Canada and the environments in which the Bank's customers operate are continually monitored. The Bank has very limited direct exposure to the economic sectors that are considered to be at most risk due to the impact of the bovine spongiform encephalopathy (BSE). In addition, the rise in the Canadian dollar will affect some customers positively and some negatively but overall it is not expected to have a significant impact on the Bank's operations. The quality of the Bank's loan portfolio is expected to remain strong.

Non-interest Expenses

Non-interest expenses were $16.6 million in the quarter, an increase of 12% over one year ago and 4% over the previous quarter. The increases reflect branch development, increased staffing levels as a result of business growth, annual salary adjustments and various other initiatives. Branch development, which accounted for approximately one-third of the increase, includes the relocation and significant upgrading of the Red Deer, Grande Prairie, Winnipeg and Vancouver West Broadway branches, all of which opened in their new premises in the first quarter.

The Bank's efficiency ratio (teb), which continues to lead the Canadian banking industry, was 48.0% this quarter compared to 46.0% one year ago and 46.9% in the previous quarter.

Income Taxes

The effective tax rate (teb) for the first quarter was 37.2%, down from 39.0% in the same quarter last year primarily as a result of a reduction in the federal tax rate. Without the teb adjustment, the tax rate was 33.8% compared to 35.5% in the prior year.

Balance Sheet

Total assets were $4.4 billion at January 31, 2004, an increase of $59 million (1%) in the quarter and $478 million (12%) in the past year. Contributing to this increase was growth in cash, securities and loans.

Cash and Securities

Cash and securities increased $58 million (8%) in the quarter and $249 million (49%) over one year ago. During the quarter, cash and securities averaged 17% of total assets compared to 14% in the previous quarter and 12% one year ago. Liquidity was increased in the past few months to accommodate heavy deposit maturities in the period January through April. It is expected that liquidity levels will return to normal levels of 13-15% of total assets by the end of the second quarter.

Loans

Total loans were $3.6 billion at January 31, 2004, consistent with the previous quarter and up $222 million (7%) in the past year. On an average balance basis, total loans for the quarter were up 9% over the first quarter last year. Almost all of the Bank's loans are generated and managed by the branch network and in the past year this network generated a net increase in loans of approximately $290 million (9% of total loans), but had a net decrease of $12 million in the quarter. New loan fundings remained healthy in the first quarter, however there was an increase in repayments including the expected repayment of certain real estate construction loans as well as the unexpected paydown of energy loans due to capital market financings and continued positive cash flows in the industry. In addition, many long standing customers are experiencing strong liquidity which has resulted in an increase in their cash deposit balances held by CWB, but a reduction in their borrowing needs.

The Bank also maintains a portfolio of "corporate loans" which generally consist of participation in syndicated loans primarily led by the major Canadian banks. The Bank manages these loans from its corporate office and is selective about the loans in which it participates. At January 31, 2004, corporate loans were consistent with October 31, 2003 at $116 million, but down from $184 million one year earlier.

Deposits

Deposits totalled $3.9 billion at quarter end, an increase of $53 million (1%) in the quarter and $376 million (11%) in the past year. Deposits are generated from the branch network (including Canadian Western Trust) as well as from an agent network. Increasing branch and trust generated deposits is a key focus area for CWB, and in particular the lower cost demand and notice component due to the resulting leverage on core profitability that can be obtained.

Branch and trust generated deposits continued to show strong growth as the average balance for the quarter was $2.2 billion, up $116 million (6%) over the previous quarter and $351 million (19%) in the past year. The lower cost demand and notice component deposits averaged $678 million in the quarter, up a strong $64 million (10%) in the quarter and $166 million (32%) in the past year partially reflecting larger cash balances held by commercial clients. The growth in these deposits contributed to the improvement in net interest spread on loans which, as noted above, was 2.76% this quarter compared to 2.72% in the same quarter last year. Branch generated deposits made up 56% of total deposits during the first quarter compared to 54% one year ago.

Other

Trust assets under administration, which are not recorded on the balance sheet, increased to $1.54 billion at January 31, 2004, up $60 million (4%) in the quarter and $332 million (28%) in the past year. Other items not recorded on the balance sheet are industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit), and derivative financial instruments (primarily interest rate swaps) used to reduce interest rate risk. More detailed information on the nature of these financial instruments is provided in Notes 15 and 20 of the 2003 Annual Report and Note 5 to the interim financial statements included herein.

Capital Funds

Capital funds, consisting of shareholders' equity and subordinated debentures, reached $446 million at January 31, 2004, compared to $438 million at October 31, 2003 and $342 million one year ago. The increase in capital funds was partially the result of the issue of $65 million of ten-year conventional subordinated debentures in 2003. Accounting for the remainder of the increase in capital funds were earnings, net of dividends, and proceeds from the exercise of stock options which totalled $1.4 million in the quarter.

CWB's total capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, was 13.1% at January 31, 2004, consistent with October 31, 2003 and up from 11.1% one year ago. The Tier 1 ratio remained strong at 9.2%, up from 8.9% last quarter and 8.7% one year ago. CWB's Tier 1 capital is of the highest quality, comprised entirely of common shareholders' equity. The increase in the total capital ratio reflects the issue of the $65 million of subordinated debentures noted above. While the increase in the Tier 1 ratio was due in large part to the conversion by debenture holders of $7 million of the Bank's public debentures in the quarter.

Book value per common share at January 31, 2004 was $24.85, up from $24.32 at October 31, 2003 and $22.45 one year ago.

Subsequent Event

On March 2, 2004, it was announced that the Bank has entered into an agreement to acquire all of the outstanding shares of HSBC Canadian Direct Insurance Incorporated (Canadian Direct), a provider of auto and property insurance directly to consumers in British Columbia and Alberta, for cash consideration of $25.4 million. The acquisition of Canadian Direct is subject to definitive documentation and regulatory approval and is expected to close in four to six weeks, at which time it will be recorded as a business acquisition.

Accounting Policy Changes

The Bank adopted the Canadian Institute of Chartered Accountants new accounting guideline for hedging relationships effective November 1, 2003. The financial statement impact of implementing this guideline was negligible.

Updated Share Information

As at February 29, 2004 the Bank had 13,334,974 common shares outstanding. In addition, there were two outstanding debentures with a combined principal amount of $46.9 million that are convertible into a total of 1,565,278 common shares and employee stock options that have been issued which are or will be exercisable into 1,056,409 common shares (1,088,808 authorized) for proceeds of $25.9 million.

Fiscal 2004 Targets

The performance targets established for this fiscal year are presented in the table below together with the Bank's actual performance to date in fiscal 2004 compared to the same period last year.

The Bank has experienced a slow start to the year in terms of loan growth, however both net income and total revenues were slightly ahead of the Bank's expectations for the quarter. Strong growth in lower cost notice and demand deposits and record fee income offset the impact of falling interest rates and increased loan repayments. Historically, even though the Bank has had the occasional quarter of slower growth, it has produced fourteen consecutive years of double-digit loan growth and has a five-year cumulative annual earnings growth rate of 15%.

The Bank remains optimistic that the targets are attainable, with the key objective being to maintain strong loan and branch deposit growth. New loan deal flow is healthy and the upgraded branches are expected to produce increased growth. Maintaining spreads is always a challenge in a low interest rate environment for both the Bank and the industry in general. The recently announced acquisition of Canadian Direct Insurance is expected to contribute positively to fiscal 2004 revenues and net income.

	2004 Target	Q1 Performance
Net income growth	15%	5%
Total revenue (teb) growth	12-15%	7%
Loan growth	12%	7%
Provision for credit losses *	0.25% or less	0.25%
Efficiency ratio (teb)	46.0% or less	48.0%
Return on equity *	13 – 15%	12.1%
Return on assets *	0.98% or greater	0.89%

*Q1 performance is annualized

Dated as of March 4, 2004

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2004	October 31 2003	January 31 2003	Change from January 31 2003
Interest Income				
Loans	**$ 55,609**	$ 56,027	$ 52,742	5 %
Securities	**3,859**	3,062	2,883	34
Deposits with regulated financial institutions	**1,433**	1,264	795	80
	60,901	60,353	56,420	8
Interest Expense				
Deposits	**32,074**	32,090	30,587	5
Debentures	**1,753**	1,322	842	108
	33,827	33,412	31,429	8
Net Interest Income	**27,074**	26,941	24,991	8
Provision for credit losses	**2,235**	2,255	2,055	9
Net Interest Income after Provision for Credit Losses	**24,839**	24,686	22,936	8
Other Income				
Credit related	**3,415**	2,938	3,459	(1)
Retail services	**1,234**	1,234	1,143	8
Trust services	**1,196**	976	1,016	18
Gains on sale of securities	**482**	798	489	(1)
Foreign exchange gains and other	**301**	412	273	10
	6,628	6,358	6,380	4
Net Interest and Other Income	**31,467**	31,044	29,316	7
Non-interest Expenses				
Salaries and employee benefits	**10,123**	9,530	9,094	11
Premises and equipment	**3,008**	2,855	2,689	12
Other expenses	**3,011**	3,061	2,644	14
Provincial capital taxes	**429**	444	398	8
	16,571	15,890	14,825	12
Net Income before Provision for Income Taxes	**14,896**	15,154	14,491	3
Provision for income taxes	**5,039**	5,550	5,145	(2)
Net Income	**$ 9,857**	$ 9,604	$ 9,346	5 %
Weighted average common shares outstanding	**13,143,353**	12,952,041	12,678,158	4 %
Earnings per Common Share				
Basic	**$ 0.75**	$ 0.74	$ 0.74	1 %
Diluted	**$ 0.68**	$ 0.67	$ 0.67	1 %

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)	As at January 31 2004	As at October 31 2003	As at January 31 2003	Change from January 31 2003
Assets				
Cash Resources				
Cash	$ 2,486	$ 1,951	$ 2,014	23 %
Deposits with regulated financial institutions	236,851	279,921	176,909	34
	239,337	281,872	178,923	34
Securities				
Issued or guaranteed by Canada	264,171	241,352	167,842	57
Issued or guaranteed by a province or municipality	113,930	95,826	77,382	47
Other securities	135,333	75,649	79,471	70
	513,434	412,827	324,695	58
Loans				
Securities purchased under resale agreements	80,000	72,000	78,691	2
Residential mortgages	623,084	662,825	604,023	3
Other loans	2,929,939	2,901,543	2,723,164	8
	3,633,023	3,636,368	3,405,878	7
Allowance for credit losses (Note 3)	(35,817)	(35,365)	(30,818)	16
	3,597,206	3,601,003	3,375,060	7
Other				
Land, buildings and equipment	15,970	13,019	13,729	16
Other assets	36,541	35,251	31,863	15
	52,511	48,270	45,592	15
Total Assets	$ 4,402,488	$ 4,343,972	$ 3,924,270	12 %
Liabilities and Shareholders' Equity				
Deposits				
Payable on demand	$ 153,815	$ 136,874	$ 89,108	73 %
Payable after notice	579,824	519,560	408,823	42
Payable on a fixed date	3,138,798	3,163,316	2,998,514	5
	3,872,437	3,819,750	3,496,445	11
Other				
Cheques and other items in transit	20,601	17,477	21,329	(3)
Other liabilities	63,888	68,563	64,148	(0)
	84,489	86,040	85,477	(1)
Subordinated Debentures				
Conventional	68,126	68,126	3,126	2079
Convertible (Note 4)	46,861	53,825	54,000	(13)
	114,987	121,951	57,126	101
Shareholders' Equity				
Capital stock	159,129	150,782	145,880	9
Contributed surplus	429	252	27	1489
Retained earnings	171,017	165,197	139,315	23
	330,575	316,231	285,222	16
Total Liabilities and Shareholders' Equity	$ 4,402,488	$ 4,343,972	$ 3,924,270	12 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the three months ended January 31, 2004	January 31, 2003
Capital Stock		
Balance at beginning of period	$ 150,782	$ 145,203
Issued on debenture conversions	6,964	-
Issued on exercise of employee stock options	1,383	677
Balance at end of period	159,129	145,880
Contributed Surplus		
Balance at beginning of period	252	-
Amortization of fair value of employee stock options	177	27
Balance at end of period	429	27
Retained Earnings		
Balance at beginning of period	165,197	132,884
Net income for the period	9,857	9,346
Dividends	(3,974)	(2,915)
Share issue costs, net of income taxes of $36	(63)	-
Balance at end of period	171,017	139,315
Total Shareholders' Equity	$ 330,575	$ 285,222

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended January 31 2004	 January 31 2003
Cash Flows from Operating Activities		
Net income	$ **9,857**	$ 9,346
Adjustments to determine net cash flows		
Provision for credit losses	**2,235**	2,055
Depreciation and amortization	**894**	755
Future income taxes, net	**557**	129
Gain on sale of securities, net	**(482)**	(489)
Accrued interest receivable and payable, net	**1,936**	7,199
Current income taxes payable, net	**(6,605)**	(4,513)
Other items, net	**(2,755)**	(2,212)
	5,637	12,270
Cash Flows from Financing Activities		
Deposits, net	**52,687**	67,374
Common shares issued	**1,383**	677
Dividends	**(3,974)**	(2,915)
	50,096	65,136
Cash Flows from Investing Activities		
Loans, net	**1,562**	(128,368)
Interest bearing deposits with regulated financial institutions, net	**28,846**	(48,445)
Securities, purchases	**(359,567)**	(184,860)
Securities, sale proceeds	**47,055**	44,362
Securities, maturities	**213,410**	161,911
Land, buildings and equipment, net	**(3,852)**	(735)
	(72,546)	(156,135)
Decrease in Cash and Cash Equivalents	**(16,813)**	(78,729)
Cash and Cash Equivalents at Beginning of Period	**20,522**	61,520
Cash and Cash Equivalents at End of Period *	$ **3,709**	$ (17,209)
*** Represented by:**		
Cash resources per consolidated balance sheet	$ **239,337**	$ 178,923
Interest bearing deposits with regulated financial institutions	**(215,027)**	(174,803)
Cheques in transit	**(20,601)**	(21,329)
Cash and Cash Equivalents at End of Period	$ **3,709**	$ (17,209)
Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	$ **30,065**	$ 24,741
Amount of income taxes paid in the period	$ **11,042**	$ 9,658

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation
These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003 as set out on pages 48 to 69 of the Bank's 2003 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2003, except as explained in Note 2 below.

2. Changes in Accounting Policies
The Canadian Institute of Chartered Accountants (CICA) has issued an accounting guideline for hedging relationships that establishes certain requirements for the application of hedge accounting. Effective November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the consolidated statement of income. The Bank enters into derivative financial instruments for risk management purposes as described in Note 20 of the Bank's consolidated financial statements for the year ended October 31, 2003 on page 67 of the 2003 Annual Report. Almost all of the Bank's existing derivative financial instruments qualify for hedge accounting under the new guideline and, as a result, the impact of the implementation of the guideline is negligible.

Effective November 1, 2003, the Bank adopted new accounting requirements that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards. There were no changes in the Bank's existing accounting policies as a result of the new requirements.

3. Allowance for Credit Losses

	For the three months ended		
	January 31 2004	October 31 2003	January 31 2003
Balance at beginning of period	$ 35,365	$ 33,802	$ 31,005
Provision for credit losses	2,235	2,255	2,055
Write-offs	(1,793)	(696)	(2,286)
Recoveries	10	4	44
Balance at end of period	$ 35,817	$ 35,365	$ 30,818

	As at January 31 2004	As at October 31 2003	As at January 31 2003
Specific allowance	$ 9,288	$ 7,807	$ 6,320
General allowance	26,529	27,558	24,498
Total allowance	$ 35,817	$ 35,365	$ 30,818

4. Subordinated Debentures
During the first quarter, convertible debentures of $6,964 were converted by the holders into common shares.

5. Guarantees
Significant guarantees provided to third parties are discussed in Note 15 of the Bank's consolidated financial statements for the year ended October 31, 2003 on page 62 of the 2003 Annual Report and include:

	As at January 31 2004	As at October 31 2003	As at January 31 2003
Balance outstanding under guarantees and standby letters of credit	$ 73,200	$ 64,413	$ 63,334
Business credit cards			
Total approved limit	487	114	-
Outstanding balance	60	6	-

6. Employee Stock Options Data

	Common Shares Outstanding	Employee Stock Options Number		Weighted Average Exercise Price
October 31, 2003	13,002,066	1,153,992	$	24.02
Debenture conversion	228,325	-		-
Options				
Granted	-	8,000		39.70
Exercised	74,083	(74,083)		(18.68)
Forfeited	-	(1,000)		(33.32)
January 31, 2004	13,304,474	1,086,909	$	24.49
Exercisable at January 31, 2004		665,674	$	20.47

In the fourth quarter of 2003, 257,500 options were granted which are subject to shareholder and Toronto Stock Exchange approval.

In the three months ended January 31, 2004, salary expense of $177 has been recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted this quarter was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.9%, (ii) expected option life of 3.9 years, (iii) expected volatility of 20%, and (iv) expected dividends of 1.9%. The weighted average fair value of options granted was estimated at $7.12 per share.

7. Subsequent Event

On March 2, 2004, it was announced that the Bank has entered into an agreement to acquire all of the outstanding shares of HSBC Canadian Direct Insurance Incorporated (Canadian Direct), a provider of property and casualty insurance directly to consumers in British Columbia and Alberta, for cash consideration of $25,400. The acquisition of Canadian Direct is subject to regulatory approval and is expected to close on March 31, 2004, at which time it will be recorded as a business acquisition.

8. Future Accounting Changes

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline that is effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. The guideline is currently under review as a result of changes to similar accounting requirements in the United States. Based on the existing requirements, the Bank has no significant VIEs that would require consolidation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuers own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements will have no impact on the Bank's financial statement presentation.

9. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol:
CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue SW
Calgary, AB T2P 3S8
Telephone: (800) 564-6253
Fax: (403) 267-6529

Investor Relations
For further financial information contact:
Vicki Warwaruk
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:
Tracey C. Ball
Senior Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, March 4, 2004 at 1:30 pm PT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until March 18, 2004 by dialing toll-free (877) 289-8525 and entering passcode 21034702#.